SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                                  FORM 11-K





[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996

                                             OR

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ......................to ......................

Commission file number 1-4982

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       PARKER RETIREMENT SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         PARKER-HANNIFIN CORPORATION
                             17325 EUCLID AVENUE
                            CLEVELAND, OHIO  44112

                        PARKER RETIREMENT SAVINGS PLAN

                         INDEX OF FINANCIAL STATEMENTS


                                                                     PAGE

Report of Independent Accountants                                       1


Financial Statements:

   Statements of Net Assets Available for Plan Benefits
       at December 31, 1996 and 1995                                    2

   Statements of Changes in Net Assets Available for Plan Benefits
       for the years ended December 31, 1996 and 1995                   2

   Notes to Financial Statements                                      3 to 13

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
        Purposes for the year ended December 31, 1996                14 to 15

   Item 27d - Schedule of Reportable Transactions for
        the year ended December 31, 1996                                16

                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and
      Board of Directors
Parker-Hannifin Corporation



We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Parker Retirement Savings Plan as of December 31, 1996 and 1995, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the two years in the period ended December 31, 1996.
These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Parker Retirement Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  Coopers & Lybrand L.L.P.

Cleveland, Ohio
June 27, 1997

                        PARKER RETIREMENT SAVINGS PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         AT DECEMBER 31, 1996 AND 1995
                                (000's omitted)

                                                 1996        1995
                                            _________   _________
[S]                                         [C]         [C]
ASSETS
Investments at fair value:
Cash and cash equivalents (Notes 1 & 4) $ 11,803 $ 20,666 Parker-Hannifin Corporation common
    shares (Notes 1 & 4)                      251,393     217,109
Investment contracts (Notes 1 & 5)            148,731     155,288
Other investments (Notes 1 & 4)               229,910     153,819
                                            _________   _________
Total investments                             641,837     546,882
                                            _________   _________

Receivables:
Employer's contribution                           -           500
Participants' contributions                        21         348
Participant loans                              29,588      16,582
Accrued interest and dividends                  1,031         906
Other                                           1,884           3
                                            _________   _________
Total assets                                  674,361     565,221
                                            _________   _________

LIABILITIES
Dividends payable to participants (Note 6)      3,338       2,885
Notes payable (Note 3)                            -         6,895
Other                                           1,427         447
                                            _________   _________
Total liabilities                               4,765      10,227
                                            _________   _________

Net Assets Available for Plan Benefits      $ 669,596   $ 554,994
                                            =========   =========


       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                (000's omitted)

                                                 1996        1995
[S]                                         [C]         [C]
ADDITIONS
Contributions  (Notes 1 & 2):
  Participant payroll deductions            $  54,439   $  39,121
  Participant lump-sum                            -            62
  Employer's contributions                     19,703      18,201
                                            _________   _________
Total contributions                            74,142      57,384

Transfers from other plans (Note 2)             1,946         -
Interest income                                13,849      13,498
Dividend income - net                           1,271       1,588
Net appreciation in the fair
  value of investments  (Notes 1 & 4)          59,657      57,593
                                            _________   _________
Total additions                               150,865     130,063
                                            _________   _________

DEDUCTIONS
Withdrawals and terminations                   34,478      30,551
Interest expense (Note 3)                         290       1,396
Trustee fees and expenses                       1,495         682
                                            _________   _________
Total deductions                               36,263      32,629
                                            _________   _________

Net increase in Assets Available for
    Plan Benefits                             114,602      97,434

Assets Available - Beginning of year          554,994     457,560
                                            _________   _________
Assets Available - End of year              $ 669,596   $ 554,994
                                            =========   =========

   The accompanying notes are an integral part of the financial statements.

                        NOTES TO FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    INVESTMENT VALUATION

    The investments in Parker-Hannifin Corporation (the Company) common shares, non-convertible corporate bonds, U.S. Government bonds, Key Trust Employee Benefits Value Equity Fund, Key Trust Employee Benefits Fixed Income Fund, AIM Constellation Fund, Capital Guardian International Equity Fund and the Seven Seas S&P 500 Index Fund are valued as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

    Investments in the Key Trust Employee Benefits Money Market Fund are valued at market, which approximates cost. Refer to Note 5 for information relating to the Contract Income Fund.

    Management believes that the Plan's investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

    CONTRIBUTIONS

    Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

    Company contributions are invested solely in the ESOP Fund, which holds Company stock and some cash.

    PLAN CHANGES

    Effective January 1, 1996, certain changes were made to the Plan. Several of these changes are as follows:

    * Plan is now valued daily
    * Participants may change contribution percentages and future investment elections upon request
    * Funds may be reallocated upon request
    * An interactive voice response system has been implemented
    * Investment elections may be allocated in whole percentage increments (limited to 50% in the Stock Fund)
    * Three new funds have been added (Small Capitalization, International, and S&P 500 Index Funds)
    * The maximum before-tax contribution has been increased from 10% to 15%
    * Eligibility begins 3 months after date of hire
    * Diversification of ESOP shares is allowed anytime during the year (subject to age and service requirements)
    * After-tax withdrawal is available upon request
    * Participant is allowed two loans at a time
    * Lump sum contributions have been eliminated
    * The after-tax match on the first 3% of after-tax contributions has been eliminated and the Company now matches only the 4% and 5% at 25%
    * Plan name has been changed to the Parker Retirement Savings Plan

    For a more complete explanation of the Plan, participants should refer to the summary plan description.

    OTHER

    The prior year Statement of Net Assets Available for Plan Benefits has been restated to reclassify certain items to conform to the current year's presentation.

    Purchases and sales of securities are reflected on a trade-date basis.

    Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

    Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the Funds to which they relate and netted against interest income. All other costs and expenses incurred in administering the Plan, including fees of the Trustee, are paid out of the Plan's assets, unless the Company elects to pay such costs.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Participants should refer to the summary plan description or the plan agreement for more complete information.

 2. CONTRIBUTIONS AND TRANSFERS

    A participant may elect to contribute, through payroll deductions, not less than 1% nor more than 15% of his total compensation for a Plan year and may change such percentage upon request. The amount which a highly compensated employee may contribute may be limited in order to comply with Internal Revenue Code sections 401(k) and 401(m). A participant may suspend his contributions at any time. Upon enrollment or re-enrollment, each participant stipulates his contributions to be invested in accordance with the following investment options:

    (a) Company Stock Fund - Invested primarily in Common Shares of the Company purchased on the open market. A participant's contribution is limited to 50% invested in this fund.

    (b) Fixed Income Fund - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and other similar investments of issuers other than the Company.

    (c) Equity Fund - Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company.

    (d) Contract Income Fund - Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time.
        Refer to Note 5 for a further description of assets.

    (e) Balanced Fund - Invested primarily in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

    (f) Small Capitalization Fund - Invested primarily in equity securities of small companies that have demonstrated or have the potential for above-average capital growth.

    (g) International Fund - Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks on non-U.S. issuers.

    (h) S&P 500 Index Fund  - Invested in stocks which comprise the S&P
        500 Index, most of which are listed on the New York Stock Exchange.

    PARTICIPANT LUMP-SUM CONTRIBUTIONS

    Through December 31, 1995 a participant could elect to make an annual voluntary lump-sum contribution, providing he was actively contributing to the Plan. The amount of any lump-sum contribution, when added to a participant's payroll deduction contributions during the plan year, could not exceed an amount equal to 15% of his total compensation for the year. The highly compensated employees may have been prohibited from making such contributions. A participant's voluntary lump-sum contribution could be invested in the same manner as payroll deduction contributions except that up to 100% of such contribution could be invested in the Company Stock Fund. The right to make a voluntary lump sum contribution was eliminated beginning with the 1996 Plan year.

    TRANSFER OF PROFIT-SHARING ACCOUNT BALANCES

    A participant who has an account attributable to the old Profit-Sharing Plan (replaced by the Retirement Plan) may make an irrevocable election to have his entire account balance transferred to the Plan. The account balance may be transferred upon request.

    TRANSFERS FROM OTHER PLANS

    As a result of an acquisition in 1996, $1,945,530 was transferred into the Plan from the account balances of the Symmetrics Savings Plan.

    TRANSFERS AMONG SAVINGS PLAN FUNDS

    A participant may elect to reallocate at any time his account balances attributable to his contributions invested in any Fund (other than the ESOP Fund) to one or more of the other Funds.

    A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan. Such transfer may be made anytime during the year.

    PARKER-HANNIFIN CORPORATION CONTRIBUTIONS

    The Company makes matching contributions based on the first 5% of a participant's deferred compensation (before-tax) contributions. The Company contributes an amount equal to 100% of the first 3% of the monthly before-tax contributions and an amount equal to 25% of the 4% and 5% of the contribution. Effective in 1996, the Company eliminated the match on the first 3% of after-tax contribution and will match only the 4% and 5% at 25%. Company contributions will match the before-tax contributions prior to the after-tax contributions. Company contributions are invested solely in the ESOP Fund.

    PARTICIPANT LOANS

    The Plan has a loan provision which allows an active participant to borrow a minimum of $500 and up to a maximum of a) 50% of his account balance or b) $50,000 minus the largest outstanding loan balance he had in the last 12 months, whichever is less. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan.

    PLAN PARTICIPANTS

    The number of active participants in each fund at December 31, 1996 and 1995 are as follows:

                                  1996     1995
                                ______   _______

    ESOP Fund                   17,170   16,844
    Company Stock Fund          11,541    6,051
    Fixed Income Fund            6,358    3,597
    Equity Fund                 11,189    8,139
    Contract Income Fund        11,756    7,702
    Balanced Fund                6,083    3,908
    Small Capitalization Fund    2,839      --
    International Fund           2,239      --
    S&P 500 Index Fund           2,655      --

    The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

    PARTICIPANT ACCOUNTS

    Effective March 1, 1996, the Plan converted to the unit value method for allocating Plan earnings for all funds with the exception of the Company Stock and ESOP Funds. The unit values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of units and unit values as of December 31, 1996 by fund are as follows:

                                     Total Number    Net Asset
            Investment Options         of Units     Unit Value
        _________________________   _____________   __________

        Fixed Income Fund            2,629,706.83     $10.45
        Equity Fund                 10,160,947.99     $11.90
        Contract Income Fund        14,801,663.07     $10.52
        Balanced Fund                3,768,542.95     $11.37
        Small Capitalization Fund      611,819.96     $25.26
        International Fund             497,833.72     $18.06
        S&P 500 Index Fund           1,000,933.38     $15.57


 3. ESOP FUND NOTES PAYABLE

    During May and June of 1989, the ESOP Fund borrowed $70 million to purchase 3.75 million shares of the Company's common stock on the open market. The loan was guaranteed by the Company. Commencing July 1, 1989 and continuing over the period of the loan, the shares purchased by the ESOP Fund were allocated to participants making contributions to the Plan (see Note 2). The ESOP Fund used Company contributions and cash dividends received on unallocated shares to repay the loan plus interest (8.41% per annum for 1996 and 1995). Graduated principal payments and related interest were due semiannually, commencing December 31, 1989 and ending on June 30, 1996.

 4. INVESTMENTS

    The Plan investments at December 31, were as follows:

    (000's omitted except on number of shares or units)

                                                    Number of
                                                    Shares or
                                                      Units     Fair Value    Cost
                                                   ___________  __________  _________
    1996
    ____
    Cash and cash equivalents
       Employee Benefits Money Market Fund         11,803,416   $  11,803   $  11,803
                                                                _________   _________

    Common Shares
       Parker Hannifin Corporation - Allocated      6,487,567     251,393     128,034
                                                                _________   _________

    Other Investments
       AIM Constellation Fund                         611,820      15,455      15,216
       Capital Guardian International Equity Fund     497,833       8,991       8,382
       Seven Seas S&P 500 Index Fund                1,000,933      15,585      14,754
       Employee Benefits Fixed Income Fund            169,171      13,956      12,275
       Employee Benefits Value Equity Fund            470,963     150,176      82,635
       U.S. Government Securities                  17,692,244      18,154      18,040
       Corporate Debt Instruments                   7,600,000       7,593       7,590
       Investment Contracts                       148,730,778     148,731     148,731
                                                                _________   _________
                                                                  378,641     307,623
                                                                _________   _________
    Total Assets Held for Investment                            $ 641,837   $ 447,460
                                                                =========   =========

    1995
    ____
    Cash and cash equivalents
       Employee Benefits Money Market Fund         20,665,545   $  20,666   $  20,666
                                                                _________   _________

    Common Shares
       Parker Hannifin Corporation - Allocated      6,012,502     205,928     110,913
       Parker Hannifin Corporation - Unallocated      326,455      11,181       7,511
                                                                _________   _________
                                                                  217,109     118,424
                                                                _________   _________

    Other Investments
       Employee Benefits Fixed Income Fund            149,992      11,972      10,507
       Employee Benefits Value Equity Fund            455,323     117,029      70,298
       U.S. Government Securities                  17,441,076      18,600      17,947
       Corporate Debt Instruments                   6,100,000       6,218       6,111
       Investment Contracts                       155,287,642     155,288     155,288
                                                                _________   _________
                                                                  309,107     260,151
                                                                _________   _________
    Total Assets Held for Investment                            $ 546,882   $ 399,241
                                                                =========   =========

    The net realized gain on disposition of investments included in the Plan equity is as follows:
                                 1996        1995
                             ________   _________
            Selling price    $ 72,242   $ 132,344
            Cost*              59,321     128,148
                             ________   _________
            Realized gain    $ 12,921   $   4,196
                             ========   =========

    The net unrealized appreciation of investments included in the Plan equity is as follows:
            Balance at December 31, 1994   $  94,244
            Change for the fiscal period      53,397
                                           _________
            Balance at December 31, 1995     147,641
            Change for the fiscal period      46,736
                                           _________
            Balance at December 31, 1996   $ 194,377
                                           =========

    * Cost of securities sold is determined on an average historical cost basis.

 5. CONTRACT INCOME FUND

    Reported in the aggregate for the Contract Income Fund at December 31:

                                             1996             1995
                                        _____________    _____________
    Contract Value of Assets            $ 155,753,873    $ 169,961,276
    Fair Value of Assets                $ 155,405,312    $ 172,323,519
    Average Yield of Assets                  6.58%            6.35%
    Return on assets for the 12 months
       ended December 31                     6.37%            6.44%
    Duration                              2.13 years        2.38 years

    The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No.
    107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract's cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

    The Contract Income Fund contains a managed synthetic GIC. This is a portfolio of securities owned by the Fund with a benefit-responsive, book-value "wrap" contract associated with the portfolio. The wrap contract assures that book-value, benefit-responsive payments can be made for participant withdrawals. The managed synthetic GIC included in the above amounts at December 31, 1996 and 1995 had a contract value of $45,207,576 and $44,176,639, while the fair value was $44,960,145 and $44,678,558, respectively. The crediting rate on the managed synthetic GIC resets at least quarterly and will have an interest rate of no less than 0%.

    At December 31, 1995 the Contract Income Fund contained non-benefit responsive contracts. SOP 94-4 recommends that these contracts be carried at a fair value. However, the Fund's non-benefit responsive contracts were not a large enough representation of the portfolio (1.6% at December 31, 1995) to result in a material impact on the Contract Income Fund. Therefore, these contracts have been reported at contract value in the financial statements.

    It is important to note that, in the absence of an actively traded market, discounted cash flows are only an estimate of the contract's economic value. These values are not a useful value for participant statement purposes nor are they representative of the value which may be received from these contracts in either a participant disbursement or an early termination of the contract.

 6. VESTING, WITHDRAWALS AND DISTRIBUTIONS

    A participant's interest in the Plan attributable to his own contributions and Company contributions is fully vested at all times. A participant may withdraw in cash a portion of his contributions, subject to certain limitations and restrictions.

    After a participant terminates employment for any reason, all amounts are distributable to him or, if he is deceased, to his designated beneficiary. If his interest exceeds $3,500, he may defer his distribution up to his attainment of age 70 1/2. Distribution is either in a single payment, quarterly installments or, by purchase of an annuity. Amounts held in the Company Stock Fund and ESOP Fund are distributed in the form of Common Shares or cash, as the participant elects. All other amounts are distributed in the form of cash or annuity.

    Dividends received by the ESOP Fund with respect to allocated Company shares are paid to participants subsequent to the end of each plan year.

 7. TAX STATUS

    The United States Treasury Department advised on July 24, 1995, that the Plan, as restated as of January 1, 1992, constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

    Contributions matched by the Company and all earnings are not taxable until distributed to the participants. Participants are allowed to make deferred compensation contributions to the Plan in amounts up to 15% of their total compensation but not to exceed $9,500 and $9,240 in 1996 and 1995, respectively (may be adjusted annually for cost-of-living increases). Such contributions are made in accordance with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, and are treated for federal income tax purposes as Company contributions. Contributions by highly compensated employees are limited in accordance with section 401(k).

 8. PLAN TERMINATION

    The Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination shall provide that assets held in trust by the Trustee may be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant shall continue to be fully vested.

 9. RECONCILIATION WITH FORM 5500

    The Department of Labor requires that amounts owed to withdrawing but unpaid former participants be classified as a plan liability on Form 5500, while these amounts are not reported as a liability in the Statements of Net Assets Available for Plan Benefits. As a result, the following reconciliations were prepared:

                                                   1996            1995
                                              _____________   _____________

    Net assets per Form 5500                  $ 669,509,061   $ 552,376,550

    Distributions payable that are allocated
       but unpaid to former participants             87,212       2,616,830
                                              _____________   _____________
    Plan Equity per financial statements      $ 669,596,273   $ 554,993,380
                                              =============   =============

    Distributions to former participants
       per Form 5500                          $  31,947,842   $  31,456,839
    Distributions payable that are allocated
       but unpaid to former participants            (87,212)     (2,616,830)
    Prior year distributions payable that were
       paid to former participants in the
       current year                               2,616,830       1,711,238
                                              _____________   _____________
    Distributions to former participants per
       financial statements                   $  34,477,460   $  30,551,247
                                              =============   =============

10. ASSET ALLOCATION

    As described in Note 2, the participants may elect to invest their contributions in eight investment funds (five in 1995) and Company contributions are invested in the ESOP Fund. The allocation of assets and liabilities, and the additions and deductions among the investment funds as well as the ESOP and Loan Funds follows on pages 10 through 13.

                                       PARKER RETIREMENT SAVINGS PLAN
                   ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS INVESTMENT PROGRAMS
                                              DECEMBER 31, 1996
                                               (000'S omitted)

                                                    Company      Fixed                 Contract
                                           ESOP      Stock      Income      Equity      Income    Balanced
                                           Fund       Fund       Fund        Fund        Fund       Fund
                                        _________   ________   ________   _________   _________   ________
    ASSETS
    Investments, at fair value:
        Cash and cash equivalents       $   2,902   $    653   $  1,271   $     -     $   6,977   $    -
        Parker-Hannifin Corporation
            common shares                 187,635     63,758
        Investment contracts                                                            148,731
        Other investments                                        25,747     121,331                 42,802
                                        _________   ________   ________   _________   _________   ________
    Total investments                     190,537     64,411     27,018     121,331     155,708     42,802

    Receivables:
        Participants' contributions                                              21
        Participant loans
        Accrued interest and dividends         17          2        436                     548
        Other                               1,318                    28                     263        136
                                        _________   ________   ________   _________   _________   ________
    Total assets                          191,872     64,413     27,482     121,352     156,519     42,938
                                        _________   ________   ________   _________   _________   ________

    LIABILITIES
    Dividends payable to participants       3,338
    Other                                                 35         17         415         627         40
                                        _________   ________   ________   _________   _________   ________
    Total liabilities                       3,338         35         17         415         627         40
                                        _________   ________   ________   _________   _________   ________
    Net Assets Available for
        Plan Benefits                   $ 188,534   $ 64,378   $ 27,465   $ 120,937   $ 155,892   $ 42,898
                                        =========   ========   ========   =========   =========   ========


(Table continued)
                                         Small                 S & P
                                        Capitali-   Inter-      500
                                         zation    national    Index       Loan
                                          Fund       Fund       Fund       Fund       Total
                                        ________   _______   ________   ________   _________
    ASSETS
    Investments, at fair value:
        Cash and cash equivalents       $    -     $   -     $    -     $    -     $  11,803
        Parker-Hannifin Corporation
            common shares                                                            251,393
        Investment contracts                                                         148,731
        Other investments                 15,454     8,991     15,585                229,910
                                        ________   _______   ________   ________   _________
    Total investments                     15,454     8,991     15,585        -       641,837
                                        ________   _______   ________   ________   _________

    Receivables:
        Participants' contributions                                                       21
        Participant loans                                                 29,588      29,588
        Accrued interest and dividends                             28                  1,031
        Other                                 61        35         43                  1,884
                                        ________   _______   ________   ________   _________
    Total assets                          15,515     9,026     15,656     29,588     674,361
                                        ________   _______   ________   ________   _________

    LIABILITIES
    Dividends payable to participants                                                  3,338
    Other                                    188        14         91                  1,427
                                        ________   _______   ________   ________   _________
    Total liabilities                        188        14         91        -         4,765
                                        ________   _______   ________   ________   _________
    Net Assets Available for
        Plan Benefits                   $ 15,327   $ 9,012   $ 15,565   $ 29,588   $ 669,596
                                        ========   =======   ========   ========   =========

                                                  PARKER RETIREMENT SAVINGS PLAN
                             ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS INVESTMENT PROGRAMS
                                                         DECEMBER 31, 1995
                                                          (000'S omitted)

                                                      Company     Fixed               Contract
                                            ESOP       Stock     Income     Equity     Income    Balanced     Loan
                                            Fund       Fund       Fund       Fund       Fund       Fund       Fund       Total
                                         _________   ________   ________   ________   _________   ________   ________   _________
    ASSETS
    Investments, at fair value:
        Cash and cash equivalents        $   4,988   $    519   $    549   $    -     $  14,610   $    -     $    -     $  20,666
        Parker-Hannifin Corporation
            common shares                  160,718     56,391                                                             217,109
        Investment contracts                                                            155,288                           155,288
        Other investments                                         24,818     95,862                 33,139                153,819
                                         _________   ________   ________   ________   _________   ________   ________   _________
    Total investments                      165,706     56,910     25,367     95,862     169,898     33,139        -       546,882
                                         _________   ________   ________   ________   _________   ________   ________   _________

    Receivables:
        Employer's contribution                500                                                                            500
        Participants' contributions                       121         38        133                     56                    348
        Participant loans                                                                                      16,582      16,582
        Accrued interest and dividends          57          3        535                    311                               906
        Other                                               3                                                                   3
                                         _________   ________   ________   ________   _________   ________   ________   _________
    Total assets                           166,263     57,037     25,940     95,995     170,209     33,195     16,582     565,221
                                         _________   ________   ________   ________   _________   ________   ________   _________

    LIABILITIES
    Dividends payable to participants        2,885                                                                          2,885
    Notes payable                            6,895                                                                          6,895
    Other                                                 200                               247                               447
                                         _________   ________   ________   ________   _________   ________   ________   _________
    Total liabilities                        9,780        200        -          -           247        -          -        10,227
                                         _________   ________   ________   ________   _________   ________   ________   _________

    Net Assets Available for
        Plan Benefits                    $ 156,483   $ 56,837   $ 25,940   $ 95,995   $ 169,962   $ 33,195   $ 16,582   $ 554,994
                                         =========   ========   ========   ========   =========   ========   ========   =========

                                        PARKER RETIREMENT SAVINGS PLAN
                   ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS INVESTMENT PROGRAMS
                                               DECEMBER 31, 1996
                                                (000's omitted)

                                                      Company    Fixed                 Contract
                                            ESOP       Stock     Income      Equity     Income     Balanced
                                            Fund        Fund      Fund        Fund       Fund        Fund
                                         _________   ________   ________   _________   _________   ________
    ADDITIONS
    Contributions:
        Participant payroll deductions   $     -     $  7,388   $  4,293   $  14,792   $  10,534   $  7,323
        Employer                            19,703
                                         _________   ________   ________   _________   _________   ________
    Total contributions                     19,703      7,388      4,293      14,792      10,534      7,323
                                         _________   ________   ________   _________   _________   ________

    Transfers from other plans                            205         65         554         274        442
    Interfund transfers                     (1,378)    (5,915)    (2,330)     (8,798)    (17,673)    (2,097)
    Interest income                            259         62      1,684           2       9,840         32
    Dividend income - net                       67      1,204
    Net appreciation (depreciation) in
        the fair value of investments       20,647      7,514       (652)     23,318                  5,844
                                         _________   ________   ________   _________   _________   ________
    Total additions                         39,298     10,458      3,060      29,868       2,975     11,544
                                         _________   ________   ________   _________   _________   ________

    DEDUCTIONS
    Withdrawals and terminations             6,957      2,911      1,424       4,289      16,604      1,610
    Interest expense                           290
    Trustee fees and expenses                               6        111         637         441        231
                                         _________   ________   ________   _________   _________   ________
    Total deductions                         7,247      2,917      1,535       4,926      17,045      1,841
                                         _________   ________   ________   _________   _________   ________

    Net increase (decrease) in Assets
      Available for Plan Benefits           32,051      7,541      1,525      24,942     (14,070)     9,703

    Assets Available - Beginning of year   156,483     56,837     25,940      95,995     169,962     33,195
                                         _________   ________   ________   _________   _________   ________
    Assets Available - End of year       $ 188,534   $ 64,378   $ 27,465   $ 120,937   $ 155,892   $ 42,898
                                         =========   ========   ========   =========   =========   ========


(Table continued)
                                           Small                S & P
                                         Capitali-   Inter-      500
                                          zation    national    Index       Loan
                                           Fund       Fund       Fund       Fund       Total
                                          ________   _______   ________   ________   _________
    ADDITIONS
    Contributions:
        Participant payroll deductions    $  3,988   $ 2,448   $  3,673   $    -     $  54,439
        Employer                                                                        19,703
                                          ________   _______   ________   ________   _________
    Total contributions                      3,988     2,448      3,673        -        74,142
                                          ________   _______   ________   ________   _________

    Transfers from other plans                 127        93        186                  1,946
    Interfund transfers                     10,432     5,871     10,256     11,632         -
    Interest income                                        1        160      1,809      13,849
    Dividend income - net                                                                1,271
    Net appreciation (depreciation) in
        the fair value of investments          881       665      1,440                 59,657
                                          ________   _______   ________   ________   _________
    Total additions                         15,428     9,078     15,715     13,441     150,865
                                          ________   _______   ________   ________   _________

    DEDUCTIONS
    Withdrawals and terminations                88        60        100        435      34,478
    Interest expense                                                                       290
    Trustee fees and expenses                   13         6         50                  1,495
                                          ________   _______   ________   ________   _________
    Total deductions                           101        66        150        435      36,263
                                          ________   _______   ________   ________   _________

    Net increase (decrease) in Assets
      Available for Plan Benefits           15,327     9,012     15,565     13,006     114,602

    Assets Available - Beginning of year       -         -          -       16,582     554,994
                                          ________   _______   ________   ________   _________
    Assets Available - End of year        $ 15,327   $ 9,012   $ 15,565   $ 29,588   $ 669,596
                                          ========   =======   ========   ========   =========

                                                PARKER RETIREMENT SAVINGS PLAN
                           ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS INVESTMENT PROGRAMS
                                                       DECEMBER 31, 1995
                                                        (000's omitted)

                                                     Company      Fixed                Contract
                                           ESOP       Stock      Income     Equity      Income     Balanced     Loan
                                           Fund       Fund        Fund       Fund        Fund        Fund       Fund       Total
                                         _________   ________   ________   _________   _________   ________   ________   _________
    ADDITIONS
    Contributions:
        Participant payroll deductions   $     -     $  5,904   $  3,799   $  12,442   $  11,626   $  5,350   $    -     $  39,121
        Participant lump sum                               18          5          24           8          7                     62
        Employer                            18,201                                                                          18,201
                                         _________   ________   ________   _________   _________   ________   ________   _________
    Total contributions                     18,201      5,922      3,804      12,466      11,634      5,357        -        57,384
                                         _________   ________   ________   _________   _________   ________   ________   _________

    Interfund transfers                       (694)      (271)      (287)      2,175      (2,163)       (44)     1,284         -
    Interest income                            346         30      1,477          22      10,437          4      1,182      13,498
    Dividend income - net                      469      1,119                                                                1,588
    Net appreciation in the
        fair value of investments           19,135      6,525      1,639      23,524                  6,770                 57,593
                                         _________   ________   ________   _________   _________   ________   ________   _________
    Total additions                         37,457     13,325      6,633      38,187      19,908     12,087      2,466     130,063
                                         _________   ________   ________   _________   _________   ________   ________   _________

    DEDUCTIONS
    Withdrawals and terminations             6,519      3,071      1,240       3,445      14,865        867        544      30,551
    Interest Expense                         1,396                                                                           1,396
    Trustee fees and expenses                              40         54         266         217        105                    682
                                         _________   ________   ________   _________   _________   ________   ________   _________
    Total deductions                         7,915      3,111      1,294       3,711      15,082        972        544      32,629
                                         _________   ________   ________   _________   _________   ________   ________   _________

    Net increase in Assets Available
      for Plan Benefits                     29,542     10,214      5,339      34,476       4,826     11,115      1,922      97,434

    Assets Available - Beginning of year   126,941     46,623     20,601      61,519     165,136     22,080     14,660     457,560
                                         _________   ________   ________   _________   _________   ________   ________   _________
    Assets Available - End of year       $ 156,483   $ 56,837   $ 25,940   $  95,995   $ 169,962   $ 33,195   $ 16,582   $ 554,994
                                         =========   ========   ========   =========   =========   ========   ========   =========

                                                   PARKER RETIREMENT SAVINGS PLAN
                                     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                FOR THE YEAR ENDED DECEMBER 31, 1996

  Identity of issue, borrower, lessor,      Description of investment including maturity date,                         Current
            or similar party               rate of interest, collateral, par, or maturity value          Cost           value
______________________________________   _______________________________________________________    _____________   _____________
Employee Benefits Money Market Fund      Cash and cash equivalents                                  $  11,803,414   $  11,803,414
Parker Hannifin Corporation              6,487,567 Common Shares                                      128,033,604     251,393,220
AIM                                      611,820 units of AIM Constellation Fund                       15,216,562      15,454,572
Capital Guardian                         497,833 units of Capital Guardian Intl Equity Fund             8,381,698       8,990,876
Seven Seas                               1,000,933 units of Seven Seas S&P 500 Index Fund              14,754,299      15,584,532
Key Bank                                 169,171 units of Employee Benefits Fixed Income Fund          12,274,859      13,956,417
Key Bank                                 470,963 units of Employee Benefits Value Equity Fund          82,634,818     150,175,845

U.S. Government Securities:

GNMA                                     6.5% due 07-15-2009                                            1,304,746       1,309,900
GNMA                                     9% due 09-15-2016                                                325,695         324,275
GNMA                                     9% due 12-15-20                                                  421,513         416,987
GNMA                                     8.5% due 06-15-2021                                              944,534         921,014
GNMA                                     9% due 06-15-2022                                                372,178         371,411
United States Treasury Notes             5.375% due 05-31-1998                                          3,458,437       3,473,750
United States Treasury Notes             6.375% due 07-15-1999                                          2,008,437       2,018,740
United States Treasury Notes             6.625% due 06-30-2001                                            996,250       1,015,940
United States Treasury Notes             6.375% due 08-15-2002                                          3,279,611       3,220,992
United States Treasury Notes             7.5% due 02-15-2005                                            4,928,964       5,081,027
                                                                                                    _____________   _____________
Total U.S. Govt. Securities                                                                            18,040,365      18,154,036

Corporate Debt Instruments:

Citicorp                                 Senior NT 5.625% due 02-15-2001                                  979,100         965,650
Commercial Credit                        Notes 6.75% due 05-15-2000                                       504,760         504,360
Ford Motor Credit Corporation            Notes 6.25% due 02-26-1998                                     1,000,640       1,002,490
Gannett Incorporated                     Notes 5.85% due 05-01-2000                                       466,500         490,915
General Electric Company                 Deb 7.875% due 09-15-1998                                        509,050         514,515
IBM                                      Note 6.375% due 11-01-1997                                       493,339         501,805
J C Penny                                Note 10% due 10-15-1997                                          265,802         257,587
Lockheed Martin                          Bond 7.25% due 05-15-2006                                        499,530         508,685
Phillip Morris Company Inc               NT 6.375% due 01-15-1998                                         868,904         852,184
Salomon Inc                              Notes 6.7% due 12-01-1998                                      1,003,350       1,003,780
Service Corp International               SR Note 6.375% due 10-01-2000                                    998,540         991,010
                                                                                                    _____________   _____________
Total Corporate Debt Instruments                                                                        7,589,515       7,592,981

Continued on next page

                                                                14

                                                   PARKER RETIREMENT SAVINGS PLAN
                               ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, continued
                                                FOR THE YEAR ENDED DECEMBER 31, 1996

  Identity of issue, borrower, lessor,      Description of investment including maturity date,                         Current
            or similar party               rate of interest, collateral, par, or maturity value          Cost           value
______________________________________   _______________________________________________________    _____________   _____________
Investment Contracts:

Business Mens Assurance Co               6.9% due 10-01-2001                                        $   3,039,746   $   3,039,746
Caisse Des Depots ET Consignations       5.44% due 12-26-2000                                           3,138,139       3,138,139
Capital Holding Corp                     5.91% due 07-15-2000                                           2,990,419       2,990,419
C.N.A. Insurance Co                      8.7% due 03-17-1997                                            4,873,580       4,873,580
Commonwealth Life Insurance              5.47% due 10-25-2004                                           9,996,041       9,996,041
Commonwealth Life Insurance              6.648% due 08-08-1999                                          9,977,664       9,977,664
Confederation Life                       9.29% due 02-23-1995                                           2,094,657       2,094,657
Hartford Insurance Co                    8.40% due 01-15-1997                                           3,097,104       3,097,104
Hartford Life Insurance                  7.83% due 10-15-1997                                           3,642,243       3,642,243
Metropolitan Life                        6.75% due 11-14-2000                                           2,385,501       2,385,501
New York Life Insurance Co               7.15% due 09-15-1998                                           2,552,400       2,552,400
New York Life Insurance Co               5.8% due 11-15-1999                                           11,770,122      11,770,122
Principal Mutual Life Insurance Co       5.45% due 06-15-1999                                           4,690,972       4,690,972
Security Life Of Denver                  5.85% due 01-06-1997                                           3,000,000       3,000,000
Union Bank Switzerland                   6.64% due 08-15-1999                                          10,435,614      10,435,614
Union Bank Switzerland                   5.9271% due 03-25-2000                                        10,301,718      10,301,718
Bankers Trust                            Basic Contract # 94-773  7.74% due 04-07-1999                  1,999,408       1,999,408
Bankers Trust                            Synthetic GIC  No maturity                                    45,207,576      45,207,576
Bankers Trust                            6.75% due 03-25-1999                                           1,462,286       1,462,286
Bankers Trust                            Contract # 92-286  7.204998% due 11-15-1998                    1,119,443       1,119,443
Bankers Trust                            Contract # 92-377 RT % due 9-25-1997                           2,742,592       2,742,592
Bankers Trust                            RT% due 10-15-1997                                             2,704,520       2,704,520
Transamerica                             Occidental Life # 76524  8.12% due 11-07-1998                  2,514,869       2,514,869
Transamerica                             Synthetic GIC # 76554  RT% due 6-15-2000                       2,994,153       2,994,153
                                                                                                    _____________   _____________
Total Investment Contracts                                                                            148,730,767     148,730,767
                                                                                                    _____________   _____________
Total Assets Held for Investment                                                                    $ 447,459,901   $ 641,836,660
                                                                                                    =============   =============

                                    PARKER RETIREMENT SAVINGS PLAN
                            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                 FOR THE YEAR ENDED DECEMBER 31, 1996

The following schedule represents Plan transactions or series of transactions in excess of 5% of current value of Plan assets for the year ended
December 31, 1996.

                                # of         Purchase                     Cost of          Gain or
Description                 Transactions      Price         Proceeds        Asset            loss
_________________________   ____________   ____________   ____________   ____________   _____________
Key Trust Employee
   Benefits Money Market        417        $ 55,481,840

Key Trust Employee
   Benefits Money Market        300                       $ 53,117,086   $ 53,117,086   $     -


NOTE:  There is no separate determination of expenses related to the above transactions.
                                              16

                                  SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  PARKER RETIREMENT SAVINGS PLAN



                                  BY: Michael J. Hiemstra
                                      Michael J. Hiemstra
                                      Vice President-Finance & Administration
                                      & Chief Financial Officer
                                      Parker-Hannifin Corporation


June 27, 1997